SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Metropolitan Bank Holding Corp.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

591774104
(CUSIP Number)

Bradley E. Maneely Chief Financial Officer Chief Compliance Officer The Endicott Group 570 Lexington Avenue, 37th Floor New York, NY 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591774104	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Opportunity Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 641,650 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 641,650 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 641,650 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 591774104	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Endicott Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 641,650 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 641,650 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 641,650 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 591774104	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON W.R. Endicott IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 641,650 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 641,650 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 641,650 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 591774104	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 641,650 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 641,650 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 641,650 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 591774104	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 641,650 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 641,650 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 641,650 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 591774104	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of voting common stock, par value $0.01 per share, (the “Common Stock”), of Metropolitan Bank Holding Corp., a New York corporation (the “Issuer”). The Issuer’s principal executive offices are located at 99 Park Avenue, New York, New York 10016.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i) Endicott Opportunity Partners IV, L.P., a Delaware limited partnership (“EOP IV”), with respect to the shares of Common Stock directly owned by EOP IV;

(ii) Endicott Management Company, a Delaware S-Corporation (“EMC”) and investment manager to EOP IV, with respect to the shares of Common Stock directly owned by EOP IV;

(iii) W.R. Endicott IV, L.L.C. a Delaware limited liability company (“WR IV LLC”) and general partner of EOP IV, with respect to the shares of Common Stock directly owned by EOP IV;

(iv) Wayne K. Goldstein (“Mr. Goldstein”), who serves as a Co-President and a director of EMC and a managing member of WR IV LLC, with respect to the shares of Common Stock directly owned by EOP IV; and

(v) Robert I. Usdan (“Mr. Usdan”), who serves as a Co-President and a director of EMC and a managing member of WR IV LLC, with respect to the shares of Common Stock directly owned by EOP IV.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	The address of the business office of each of the Reporting Persons is 570 Lexington Avenue, 37th Floor, New York, NY 10022.

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 591774104	SCHEDULE 13D	Page 8 of 11 Pages

(f)	EOP IV is a Delaware limited partnership. WR IV LLC is a Delaware limited liability company. EMC is a Delaware S-Corporation. Each of Mr. Goldstein and Mr. Usdan is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A total of $16,274,650 for the purchase of the Common Stock reported herein were derived from the working capital of EOP IV. In addition, the Reporting Persons used margin borrowings made in the ordinary course of business for the purchase of the Common Stock reported herein. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On June 21, 2016, EOP IV and the Issuer entered into a letter agreement (the "Investor Rights Letter Agreement") outlining certain rights of EOP IV as an investor in the securities of the Issuer, subject to certain ownership requirements, including the right to (i) designate Mr. Goldstein, Mr. Usdan or J. Michael Gibbons, an employee of EMC, to be invited to all meetings of the board of directors of the Issuer (the “Board”) in a non-voting observer status, subject to such representative entering into a confidentiality agreement with the Issuer as well as such representative’s attendance at any meeting being in compliance with the Board’s legal, regulatory and/or fiduciary restrictions or limitations; (ii) relinquish the observer right by designating Mr. Goldstein or Mr. Usdan to become a member of the Board, subject to approval of the Board, which approval shall not be unreasonably withheld; and (iii) receive certain periodic financial information regarding the Issuer. Mr. Usdan is currently a member of the Board.

In addition, on June 21, 2016, EOP IV and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted to EOP IV certain: (i) demand registration rights at any time after June 21, 2019 with respect to the shares of Common Stock purchased from the Issuer, the Issuer's Series F non-voting preferred stock, par value $0.01 per share, (the "Series F Non-Voting Preferred Stock") purchased from the Issuer and the shares of Common Stock underlying such Series F Non-Voting Preferred Stock (collectively, the "Registrable Securities") while EOP IV and its affiliates maintain certain ownership threshold in the Issuer's securities and (ii) customary piggyback registration right with respect to the Registrable Securities.

CUSIP No. 591774104	SCHEDULE 13D	Page 9 of 11 Pages

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, subject to any applicable terms of the Investor Rights Letter Agreement or Registration Rights Agreement, the Reporting Persons may, from time to time and at any time, purchase additional securities of the Issuer, sell securities of the Issuer, enter into financial instruments or other agreements relating to their investment, engage in hedging or similar transactions with respect to such holdings and/or otherwise change their intention with respect to any and all matters referred to herein.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The foregoing descriptions of the Investor Rights Letter Agreement and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Investor Rights Letter Agreement and Registration Rights Agreement, which are referenced as Exhibits 2 and 3 hereto, respectively.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 8,198,012 shares of Common Stock reported to be outstanding in the Issuer's prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the "SEC") on November 8, 2017 2017 after giving effect to the completion of the offering (the "IPO") and the full exercise of the underwriters’ over-allotment option, as described therein and in the Issuer’s Current Report on Form 8-K filed with the SEC on November 13, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	EOP IV purchased 200,000 shares of Common Stock at $35 per shares in the IPO. Except as disclosed in the immediately preceding sentence, there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 591774104	SCHEDULE 13D	Page 10 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons also hold 272,636 shares of Series F Non-Voting Preferred Stock.

Except as otherwise described herein or in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2	Exhibit 2: Investor Rights Letter Agreement dated June 21, 2016

Exhibit 3	Exhibit 3: Registration Rights Agreement dated June 21, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on October 4, 2017)

CUSIP No. 591774104	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2017

ENDICOTT OPPORTUNITY PARTNERS IV, L.P.

By: W.R. Endicott IV, L.L.C., its general partner

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

W.R. ENDICOTT IV, L.L.C.

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT MANAGEMENT COMPANY

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Authorized Signatory

/s/ Wayne K. Goldstein
WAYNE K. GOLDSTEIN

/s/ Robert I. Usdan
ROBERT I. USDAN